CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2008

(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		June 30	December 31
	Note	2008	2007
		(unaudited)
Assets

Current assets
Cash and cash equivalents		$22,560,142	$78,362,954
Amounts receivable	4	7,529,523	3,737,903
Inventory	5	1,201,264	199,185
Due from related parties	11	2,455	408,638
Held-for-trading financial instruments	6(b)	460,265	833,000
Prepaid expenses		791,150	811,208
		32,544,799	84,352,888
Property, plant and equipment	7	29,584,631	14,295,727
Reclamation deposits		2,204,073	1,720,456
Available-for-sale financial instruments	6(a)	2,390,469	3,326,084
Investments in associate	8	–	7,203,973
Mineral property interests	9	250,382,505	218,413,930
Total Assets		$317,106,477	$329,313,058

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$11,086,953	$6,099,246
Due to related parties	11	27,707	22,098
		11,114,660	6,121,344

Future income taxes	12	33,555,717	33,983,164
Site reclamation obligations		1,429,963	1,416,964
		34,985,680	35,400,128
Shareholders' equity
Share capital		417,824,636	389,451,022
Warrants	10(c)	17,389,040	17,934,934
Contributed surplus		18,571,192	12,197,791
Deficit		(182,445,988)	(132,395,033)
Accumulated other comprehensive (loss) income		(332,743)	602,872
		271,006,137	287,791,586

Total Liabilities and Shareholders' Equity		$317,106,477	$329,313,058

Segment disclosure	13
Subsequent events	14

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2008	2007	2008	2007

Revenue		$7,796,115	$–	$7,796,115	$–

(Expenses) income
Production cost		(3,890,532)	–	(3,890,532)	–
Exploration expenses (see schedule)		(6,605,591)	(4,352,600)	(9,743,143)	(5,609,120)
Pre-development expenses (see schedule)		(25,878,952)	(5,740,944)	(35,949,933)	(9,808,457)
Accretion of reclamation obligation		(17,127)	(9,533)	(34,466)	(19,483)
Conference and travel		(434,931)	(264,043)	(810,922)	(480,244)
Foreign exchange gain (loss)		441,499	(622,707)	(2,140,504)	(89,510)
Legal, accounting, and audit		(345,759)	(296,756)	(599,340)	(445,450)
Office and administration		(6,576,194)	(4,324,644)	(10,913,270)	(6,114,992)
Other income		68,296	1,211,182	74,899	1,214,158
Shareholder communications		(140,618)	(85,058)	(288,884)	(146,365)
Trust and filing		(186,103)	(121,234)	(416,427)	(213,747)
Loss before the undernoted and income taxes		(35,769,897)	(14,606,337)	(56,916,407)	(21,713,210)
Interest received		623,617	799,912	1,793,011	1,148,876
Loss from associate	8	–	–	(351,446)	–
Unrealized loss on held-for-trading financial instruments	6(b)	(188,678)	–	(372,735)	–
Loss before income taxes		(35,334,958)	(13,806,425)	(55,847,577)	(20,564,334)
Future income tax recovery		2,296,572	850,163	5,796,622	2,098,366
Loss for the period		$(33,038,386)	$(12,956,262)	$(50,050,955)	$(18,465,968)

Other comprehensive income
Unrealized (loss) gain on available-for-sale financial instruments	6(a)	(525,775)	247,103	(935,615)	540,495
Other comprehensive (loss) income		$(525,775)	$247,103	$(935,615)	$540,495

Total comprehensive loss for the period		$(33,564,161)	$(12,709,159)	$(50,986,570)	$(17,925,473)

Basic and diluted loss per share		$(0.16)	$(0.08)	$(0.24)	$(0.13)

Weighted average number of common shares outstanding		205,929,921	166,043,585	207,773,615	139,972,765

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

				Six months ended		Year ended
				June 30, 2008		December 31, 2007
	Note			(unaudited)

			Number of		Number of
Common shares			shares		shares
Balance at beginning of the period			203,395,902	$390,139,711	113,411,713	$201,457,592
Fair value of options exercised			–	859,318	–	2,005,064
Shares issued for cash, net of share issue costs			–	–	57,500,000	121,427,869
Share purchase options exercised			955,500	1,784,302	3,015,830	5,111,184
Shares issued for Hecla Ventures Corp., April 2007			–	–	7,930,214	19,666,931
Shares issued to Tranter Burnstone (Pty) Ltd, October 2007			–	–	19,938,650	36,323,195
Shares issued to CW Properties LLC, February 2008	10	(d)	10,000	29,700	–	–
Shares issued for Rusaf Gold Limited, April 2008	10	(e)	6,613,636	22,787,802	–	–
Share purchase warrants exercised	10	(c)	998,890	2,223,803	1,599,495	4,147,876
Balance at end of the period			211,973,928	$417,824,636	203,395,902	$390,139,711

			Number of		Number of
Share purchase warrants			warrants		warrants
Balance at beginning of the period			31,433,202	$17,934,934	2,672,000	$1,252,000
Warrants issued pursuant to share issuance			–	–	28,750,000	16,210,226
Warrants issued pusuant Tranter transaction			–	–	1,684,312	1,178,815
Exercised	10	(c)	(998,890)	(545,894)	(1,599,495)	(688,689)
Expired			–	–	(73,615)	(17,418)
Balance at end of the period			30,434,312	$17,389,040	31,433,202	$17,934,934

Contributed surplus
Balance at beginning of the period				$11,509,102		$7,863,472
Non-cash stock-based compensation	10	(b)		6,157,932		5,633,276
Share purchase options exercised, credited to share capital				(859,318)		(2,005,064)
Fair value of share purchase warrants expired				–		17,418
Options and warrants on acquisition of Rusaf	9	(a)		1,763,476		–
Balance at end of the period				$18,571,192		$11,509,102

Deficit
Balance at beginning of the period				$(132,395,033)		$(81,227,367)
Net loss for the period				(50,050,955)		(51,167,666)
Balance at end of the period				$(182,445,988)		$(132,395,033)

Accumulated Other Comprehensive Income
Balance at beginning of the period				$602,872		$64,811
Unrealized (loss) gain on available-for-sale financial instruments	6	(a)		(935,615)		538,061
Balance at end of the period				$(332,743)		$602,872

TOTAL SHAREHOLDERS' EQUITY				$271,006,137		$287,791,586

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(unaudited)
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Operating activities
Loss for the period	$(33,038,386)	$(12,956,262)	$(50,050,955)	$(18,465,968)
Items not involving cash
Depreciation	683,303	224,276	1,137,560	310,030
Future income tax recovery	(2,296,572)	(850,163)	(5,796,622)	(2,098,366)
Unrealized loss on held-for-trading financial instruments	188,678	–	372,735	–
Loss from associate	–	–	351,446	–
Non-cash stock-based compensation expense (note 10(b))	4,777,925	1,874,236	6,157,932	2,628,004
Unrealized foreign exchange gain	(25,083)	(354,978)	(680,617)	(1,156,284)
Accretion reclamation obligation	17,127	9,533	34,466	19,483
Changes in non-cash operating working capital
Amounts receivable	(3,188,321)	(788,736)	(3,302,557)	(654,549)
Prepaid expenses	214,251	670,985	348,460	350,833
Inventory	3,917,255	(32,510)	(1,002,079)	(83,295)
Accounts payable and accrued liabilities	3,518,939	(1,176,630)	4,843,171	789,316
Reclamation obligation	26,409	(54,634)	12,999	(1,883)
Cash used in operating activities	(25,204,475)	(13,434,883)	(47,574,061)	(18,362,679)

Investing activities
Mineral property acquisition costs	(189,036)	(116,764)	(230,096)	(116,764)
Purchase of equipment	(8,582,126)	(3,121,094)	(15,788,639)	(3,156,952)
Purchase of shares in Rusaf Gold Limited	–	(2,000,000)	–	(2,000,000)
Purchase of Hecla Ventures Corp.	–	(50,791,500)	–	(50,791,500)
Reclamation deposits	(27,204)	(3,975)	(483,617)	(83,096)
Cash used in investing activities	(8,798,366)	(56,033,333)	(16,502,352)	(56,148,312)

Financing activities
Common shares issued for cash, net of issue costs	1,518,324	141,261,125	3,366,833	141,667,625
Advances from (to) related parties	21,387	80,587	411,792	(79,879)
Cash generated from financing activities	1,539,711	141,341,712	3,778,625	141,587,746

(Decrease) increase in cash and cash equivalents	(32,463,130)	71,873,496	(60,297,788)	67,076,755
Cash acquired through the acquisition of Rusaf Gold Limited	4,494,976	–	4,494,976	–
Cash acquired through the acquisition of Hecla Ventures Corp	–	11,156	–	11,156
Cash and cash equivalents, beginning of period	50,528,296	29,167,695	78,362,954	33,964,436

Cash and cash equivalents, end of period	$22,560,142	$101,052,347	$22,560,142	$101,052,347

Supplementary Information
Taxes paid	$(49,670)	$(88,638)	$(49,670)	$(88,638)
Interest paid	$–	$–	$–	$–
Interest received	$691,913	$800,169	$1,867,910	$1,152,109
Non-cash financing and investing activities
Fair value of stock options transferred to share capital on
options exercised from contributed surplus	$228,248	$240,650	$859,318	$343,650
Fair value of warrants issued with short form prospectus offering	$–	$15,194,000	$–	$15,194,000
Fair value of shares issued with Rusaf acquisition	$22,787,802	$–	$22,787,802	$–

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(unaudited)
		Six Months	Year ended
Mineral Property Interests		ended June 30	December 31
	Note	2008	2007
Burnstone - Exploration
Assays and analysis		$16,571	$122,805
Depreciation		404,787	443,666
Drilling		1,219,842	2,427,840
Engineering		6,183	27,034
Environmental, socio-economic and land		395	12,666
Equipment rental		617	(21,900)
Geological		79,308	279,522
Graphics		1,258	15,727
Property fees and exploration option payments		(2,656)	22,907
Site activities		115,265	(20,884)
Transportation		–	3,788
Exploration expenses before the following		1,841,570	3,313,171
Office and administration		42,823	92,612
Exploration expenses incurred during the period		1,884,393	3,405,783
Cumulative exploration expenditures, beginning of period		27,733,355	24,327,572
Cumulative exploration expenditures, end of period		29,617,748	27,733,355

Hollister - Exploration
Assays and analysis		630,345	425,298
Depreciation		648,949	612,831
Drilling		3,481,857	2,880,079
Engineering		32,262	1,170,116
Environmental, socio-economic and land		529,499	1,574,917
Equipment rental		–	24,350
Freight		–	47,292
Geological		(6,612)	606,237
Graphics		–	52,026
Property fees and exploration option payments		–	168,334
Site activities		19,788	725,672
Transportation		–	68,656
Exploration expenses before the following		5,336,088	8,355,808
Office and administration		124,083	233,565
Exploration expenses incurred during the period		5,460,171	8,589,373
Cumulative exploration expenditures, beginning of period		33,781,885	25,192,512
Cumulative exploration expenditures, end of period		39,242,056	33,781,885

Rusaf Gold - Exploration
Assays and analysis		395,825	–
Depreciation		51,082	–
Drilling		183,100	–
Environmental, socio-economic and land		103	–
Equipment rental		143,317	–
Freight		53,549	–
Geological		280,344	–
Graphics		327	–
Property fees and exploration option payments		63,973	–
Site activities		501,564	–
Exploration expenses before the following		1,673,184	–
Office and administration		–	–
Exploration expenses incurred during the period		1,673,184	–
Cumulative exploration expenditures, beginning of period		–	–
Cumulative exploration expenditures, end of period		1,673,184	–

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(unaudited)
		Six Months	Year ended
Mineral Property Interests		ended June 30	December 31
	Note	2008	2007
Other - Exploration
Assays and analysis		$113,739	$100,271
Depreciation		4,219	–
Drilling		–	195,976
Engineering		62,727	20,109
Environmental, socio-economic and land		–	4,316
Equipment rental		102,773	46,383
Freight		29,504	14,450
Geological		46,971	273,369
Graphics		3,578	18,408
Property fees and exploration option payments		9,447	84,363
Site activities		335,951	253,184
Transportation		–	55,968
Exploration expenses before the following		708,909	1,066,797
Office and administration		16,486	29,820
Exploration expenses incurred during the period		725,395	1,096,617
Cumulative exploration expenditures, beginning of period		2,528,091	1,431,474
Cumulative exploration expenditures, end of period		3,253,486	2,528,091

Total exploration expenses before the following		9,559,751	12,735,776
Office and administration	10(b)	183,392	355,997
Total exploration expenses incurred during the period		9,743,143	13,091,773
Cumulative exploration expenditures, beginning of period		64,043,331	50,951,558
Cumulative exploration expenditures, end of period		$73,786,474	$64,043,331

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)
(unaudited)
		Six Months	Year ended
Mineral Property Interests		ended June 30	December 31
	Note	2008	2007
Burnstone - Pre-development
Bulk sampling
Establishment work		$57,574	$697,457
Equipment rental and services		801,571	1,047,259
Surface infrastructure		–	836,042
Portal construction		2,422,917	308,660
Underground access and infrastructure		–	4,000,468
Other cost
Optimisation		–	523,543
Operational cost		3,088,234	3,348,964
Metallurgical plant		35,789	186,837
Vertical shaft		4,063,367	508,530
Energy project		48,028	–
Permanent infrastructure - surface		616,707	–
Permanent infrastructure - underground		2,116,418	–
Pre-development expenses before the following		13,250,605	11,457,760
Office and administration		308,124	320,274
Pre-development expenses incurred during the period		13,558,729	11,778,034
Cumulative pre-development expenditures, beginning of period		15,080,245	3,302,211
Cumulative pre-development expenditures, end of period		28,638,974	15,080,245

Hollister - Pre-development
Equipment rental and services		744,220	1,937,187
Surface infrastructure		1,456,484	2,942,261
Underground access and infrastructure		9,987,112	6,682,426
Operational costs		9,694,546	6,289,421
Pre-development expenses before the following		21,882,362	17,851,295
Office and administration		508,842	498,990
Pre-development expenses incurred during the period		22,391,204	18,350,285
Cumulative pre-development expenditures, beginning of period		18,350,285	–
Cumulative pre-development expenditures, end of period		40,741,489	18,350,285

Total pre-development and exploration expenses before the following		35,132,967	29,309,055
Office and administration	10(b)	816,966	819,264
Total pre-development and exploration expenses incurred during the period		35,949,933	30,128,319
Cumulative pre-development and exploration expenditures, beginning of period		33,430,530	3,302,211
Cumulative pre-development and exploration expenditures, end of period		$69,380,463	$33,430,530

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation and principles of consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the six month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2008.

2.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Capital disclosure (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance.

The Company’s objectives when managing capital are:

  To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and

  To provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity, debt and cash resources as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	Adoption of new accounting policies

	(b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

	(i)	Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

	Available for sale	Held for trading	Total
At January 1, 2008	$3,326,084	$833,000	$4,159,084
Movements in fair value	(935,615)	(372,735)	(1,308,350)
Balance, June 30, 2008	$2,390,469	$460,265	$2,850,734

The carrying amounts and fair values of financial assets are as follows:

	June 30, 2008		December 31, 2007

	Estimated fair	Carrying	Estimated fair	Carrying
	value	value	value	value
Cash and equivalents	$22,560,142	$22,560,142	$78,362,954	$78,362,954
Amounts receivable	7,529,523	7,529,523	3,737,903	3,737,903
Due from related parties	2,455	2,455	408,638	408,638
Held-for-trading financial
instruments	460,265	460,265	833,000	833,000
Reclamation deposits	2,204,073	2,204,073	1,720,456	1,720,456
Available-for-sale financial
instruments	2,390,469	2,390,469	3,326,084	3,326,084
Total financial assets	$35,146,927	$35,146,927	$88,389,035	$88,389,035

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	Adoption of new accounting policies

(b) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

(i) Financial Assets (continued)

The exposure of the Company’s financial assets to currency risk as at June 30, 2008 is as follows:

	GBP	USD	ZAR	CAD	Total
Cash and equivalents	$-	$736,184	$9,835,797	$11,988,161	$22,560,142
Amounts receivable	-	3,635,343	1,939,664	1,954,516	7,529,523
Due from related parties	-	-	2,455	-	2,455
Held-for-trading
financial instruments	460,265	-	-	-	460,265
Reclamation deposits	-	51,801	331,672	1,820,600	2,204,073
Available-for-sale
financial instruments	2,390,409	-	60	-	2,390,469
Total financial assets	$2,850,674	$4,423,328	$12,109,648	$15,763,277	$35,146,927

The exposure of the Company’s financial assets to interest rate risk as at June 30, 2008 is limited to its investment in cash and cash equivalents of $22,560,142 which are invested at floating rates.

(ii) Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	June 30, 2008		December 31, 2007

	Estimated fair	Carrying	Estimated fair	Carrying
	value	value	value	value
Accounts payable and accrued
liabilities	$11,086,953	$11,086,953	$6,099,246	$6,099,246
Due to related parties	27,707	27,707	22,098	22,098
Total financial liabilities	$11,114,660	$11,114,660	$6,121,344	$6,121,344

The exposure of the Company’s financial liabilities to currency risk as at June 30, 2008 is as follows:

	USD	ZAR	CAD	Total
Accounts payable and accrued
liabilities	$6,457,006	$4,164,962	$464,985	$11,086,953
Due to related parties	-	-	27,707	27,707
Total financial liabilities	$6,457,006	$4,164,962	$492,692	$11,114,660

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	Adoption of new accounting policies

(b) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

(ii) Financial Liabilities (continued)

The Company’s financial liabilities are not exposed to interest rate risk as it is of a non-interest bearing nature.

(iii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed, is provided for as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and cash equivalents are invested in business accounts and bankers acceptances, which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk, which are discussed further below. In addition the Company is exposed to price increases in cost of labour, energy and equipment which might influence the ultimate capital investment in the development of the Company’s projects and operational cost.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	Adoption of new accounting policies

(b) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)(continued)

(iii) Financial Instrument Risk Exposure and Risk Management (continued)

Foreign exchange risk

The Company’s capital and other income is denominated in Canadian dollars, whilst revenue is denominated in United States dollars (“USD”). However, the Company’s operating expenses are primarily incurred in USD and South African Rand (“ZAR”). The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the USD and ZAR in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash and equivalents and reclamation deposits.

Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold and the outlook for this mineral. The Company does not have any hedging or other commodity based risks in respect of its operations. Gold prices historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

(c) Inventories (Section 3031)

This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The adoption of the Section had no impact on the Company’s statement of operations. Inventories are valued consistent with prior years at the lower of cost or net realizable value throughout the consolidated group.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	Adoption of new accounting policies

(d) Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At June 30, 2008, the Company had working capital of approximately $21.4 million. The Company has immediate access to ZAR200 million ($27 million) of a total of a ZAR930 million ($124 million) South African Rand denominated project finance facility awarded through syndication between Investec Limited and Nedbank Limited. The remainder of the funds under this facility will be available upon completion of an independent technical review and the New Order mining right granted to Burnstone. This facility is collateralized by a first mortgage bond over the Burnstone project.

Management assessed the Company’s net asset value, forecasted cash flow resources and future commitments and is confident that the Company will continue as a going concern.

4.	Amounts receivable

	June 30	December 31
	2008	2007
Trade receivable (note 4(a))	$2,360,718	$-
GST/VAT receivable	1,978,885	604,109
Deposit	1,274,625	1,239,125
Refund due from Hecla Limited	-	1,546,606
Convertible loan – Kryso Resources Plc. (note 4(b))	1,013,800	-
Other debtors	901,495	348,063
	$7,529,523	$3,737,903

(a)	Trade receivable

The trade receivable refers to the amount due for gold and silver sales from ore sent for processing during June 2008.

(b)	Convertible loan – Kryso Resources Plc.

During April 2008 the Company granted a convertible unsecured interest free loan facility to Kryso Resources Plc. (“Kryso”) to the value of GBP500,000. The loan shall be repaid in full on the repayment date of October 31, 2008.

In consideration of the advance, Kryso will issue to the Company warrants to subscribe for up to 1,086,956 shares at a price of 15 pence per share exercisable for a period of 24 months from the repayment date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

5.	Inventory

	June 30	December 31
	2008	2007
Stores and materials	$378,328	$199,185
Unprocessed ore	822,936	-
	$1,201,264	$199,185

Unprocessed ore relates to the Hollister operation. The ore has been stockpiled and is being sent for processing.

6.	Financial instruments

(a)	Available-for-sale financial instruments

	Number of
	shares	Amount
Balance, January 1, 2008	11,908,449	$3,326,084
Unrealized loss	-	(935,615)
Balance, June 30, 2008	11,908,449	$2,390,469

The components of available-for-sale financial instruments are:

			Fair value
	Number	Cost	adjustment	Amount
Kryso Resources Plc – Shares	11,908,429	$2,723,152	$(332,743)	$2,390,409
Rand Mutual Assurance	20	60	-	60
Balance, June 30, 2008	11,908,449	$2,723,212	$(332,743)	$2,390,469

Kryso Resources Plc.- Shares

On January 1, 2008, the Company held 11,908,429 equal to 15% of the common shares issued by Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. The shares were acquired at an original cost of $2,723,152 and were subsequently revalued to their fair value of $3,326,024 on December 31, 2007, which was calculated based on the closing price of 14.25 pence per share and an exchange rate of $1.96:1GBP.

An unrealized loss of $935,615 for the six months ended June 30, 2008 is reported in the statement of operations and comprehensive loss under other comprehensive loss and was calculated based on the closing price of 10 pence per share and an exchange rate of $2.03:1GBP ($525,775 of which relates to the quarter ended June 30, 2008).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6.	Financial instruments (continued)

(b)	Held-for-trading financial instruments

	Number of
	warrants	Amount
Balance, January 1, 2008	5,000,000	$833,000
Unrealized loss	-	(372,735)
Balance, June 30, 2008	5,000,000	$460,265

Kryso Resources Plc. – Warrants

In terms of the share purchase agreement entered into during December 2006, the Company was granted 5,000,000 warrants, exercisable at a price of 15 pence for a common share over five years, from Kryso Resources Plc.

On date of grant the warrants had an estimated fair value of $937,365, which was revalued to their fair value of $833,000 on December 31, 2007. The fair value on December 31, 2007 was based on expected volatility of 72.5%, risk free interest rate of 5%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $2.15:1GBP.

The warrants were fair valued on June 30, 2008 based on an expected volatility of 70.3%, risk free interest rate of 4.25%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $2.03:1GBP. The unrealized loss of $372,735 is reported in the loss for the six months ended June 30, 2008 ($188,678 of which relates to the quarter ended June 30, 2008).

7.	Property, plant and equipment

	June 30, 2008			December 31, 2007

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Property	$4,267,276	$80,226	$4,187,050	$3,084,488	$31,418	$3,053,070
Assets under
construction	9,879,150	-	9,879,150	5,927,750	-	5,927,750
Computers	703,961	291,929	412,032	331,350	94,929	236,421
Office
furniture and
fixtures	668,692	342,733	325,959	123,520	29,256	94,264
Site
equipment	16,736,876	3,134,123	13,602,753	6,827,935	2,157,540	4,670,395
Vehicles	1,404,724	227,037	1,177,687	365,517	51,690	313,827

	$33,660,679	$4,076,048	$29,584,631	$16,660,560	$2,364,833	$14,295,727

As at June 30, 2008, $7,949,373 (December 2007, $5,927,750) of plant and equipment is under construction and is not being amortized. The remaining balance for assets under construction refers to deposit amounts paid for site equipment and capital work in progress.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

8.	Investments in associate

June 30
2008
Balance, January 1, 2008	$7,203,973
Share of loss for the quarter ended March 31, 2008	(351,446)
Mineral property acquired (note 9(a))	(6,852,527)
Balance, June 30, 2008	$-

The investment in Rusaf Gold Limited (“Rusaf”) was acquired at an accumulated cost of $8,000,000 and the Company recognized an equity loss of $796,027 during 2007.

During the quarter ended March 31, 2008, the Company recognized $351,446 loss as its 37% equity portion of Rusaf’s results for the period in the statement of operations.

On April 1, 2008 the Company acquired the remaining 63% of the fully diluted equity shares of Rusaf and subsequently allocated the investment to mineral properties acquired (refer note 9(a)).

9.	Mineral Property interests

	June 30	December 31
Mineral Property Acquisition Costs, net	2008	2007

Hollister Property	$95,156,279	$95,156,279
Burnstone Property	123,257,650	123,257,650
Kirkland Lake Property	1	1
Rusaf Gold Property (note 9(a))	31,795,615	-
Other	172,960	-
	$250,382,505	$218,413,930

(a) Rusaf Gold Property

June 30
2008
Balance, beginning of the period	$–
Share purchase agreement:
Issuance of 6,613,636 common shares (note 10(e))	22,883,180
Cash settlement	8,000,000
Equity loss recognized to date of acquisition (note 8)	(1,147,473)
Fair value of share options and warrants	1,763,476
Future income tax provision	209,596
Transaction costs	86,836
Balance, June 30, 2008	$31,795,615

On April 1, 2008 the Company concluded the acquisition of the remaining 63% of the fully diluted equity shares of Rusaf.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

9.	Mineral Property interests (continued)

(a) Rusaf Gold Property (continued)

The transaction was structured in three tranches of which the first tranche closed on June 28, 2007 with the payment of $2,000,000 for 3,333,333 common shares at $0.60 per share.

The conditions for the second tranche of the purchase were met on July 20, 2007 and the Company acquired a further 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6,000,000. As of the conclusion of this tranche the Company obtained significant influence over Rusaf and had to equity account for its share of post- acquisition losses (refer note 8).

Subsequent to December 31, 2007 the third tranche was cancelled and replaced by a new agreement whereby the Company acquired the remaining 63% of Rusaf for a consideration of $22,883,181, payable in 6,613,636 Great Basin Gold common shares on April 1, 2008. The exchange ratio was one Great Basin Gold share for every 4.5 Rusaf shares.

In addition to the shares issued on April 1 the Company will also issue shares to the former Rusaf shareholders upon exercise of share purchase warrants and share options held by them. The exchange ratio will be one Great Basin Gold share for every 4.5 Rusaf shares.

The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of closing price on date of acquisition or then- prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

The preliminary estimated aggregate purchase price was $31,586,019, calculated as follows:

Cash payment	$8,000,000
Equity loss recognized to date of acquisition (note 8)	(1,147,473)
Issuance of 6,613,636 Great Basin common shares	22,883,180
Fair value of share options and warrants	1,763,476
Shares to be issued relating to future exploration	-
Transaction costs	86,836
$31,586,019

The value of the 6,613,636 Great Basin common shares issued was determined based on the closing market price of Great Basin’s common shares on the date the shares were issued and the acquisition closed (April 1, 2008 at $3.46 per share) (refer to note 10(e)).

The fair value of future shares to be issued was calculated using the Black Scholes option pricing model based on a risk free interest rate of 2.99%, expected life between 1 month and 4 years and 59% volatility and was recorded as contributed surplus.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

9.	Mineral Property interests (continued)

a) Rusaf Gold Property (continued)

No fair value was allocated to the shares to be issued to the former Rusaf shareholders due to the fact that the Company currently does not have adequate exploration data available to determine the probability of future share issuances. Results from the exploration program are expected during the final quarter of 2008 at which stage the probability will be determined and the fair value calculated to be included as part of the acquisition consideration.

The preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash and cash equivalents	$4,494,976
Receivables and prepaid expenses	489,063
Property and equipment	637,825
Exploration advances	328,402
Accounts payable and accrued liabilities	(94,866)
Mineral property	31,795,615
Future income tax liability	(6,064,996)
$31,586,019

The results of operations of Rusaf have been included in the consolidated financial statements of the Company commencing April 1, 2008.

10.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average		average remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2007	$2.32	11,718,170	2.37
Granted	$3.38	7,568,503
Exercised	$1.87	(955,500)
Forfeited	$2.26	(530,002)
Balance, June 30, 2008	$2.80	17,801,171	2.46

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

10.	Share capital (continued)

(b)	Share option plan (continued)

Options outstanding at June 30, 2008 are as follows:

		Number of
	Exercise	options	Number of options
Expiry date	price	outstanding	exercisable
December 19, 2008	$1.62	1,490,000	1,490,000
March 31, 2009	$2.07	1,074,668	958,001
March 31, 2009	$2.45	180,000	180,000
April 30, 2009	$2.07	47,500	47,500
April 30, 2009	$2.45	241,500	241,500
April 18, 2010	$2.68	1,332,000	888,000
December 31, 2010	$1.14	400,000	400,000
April 30, 2011	$2.45	1,255,000	1,255,000
November 8, 2011	$2.45	90,000	60,000
April 18, 2012	$2.68	2,125,333	1,479,666
July 5, 2010	$2.77	720,000	240,000
August 22, 2010	$2.10	305,000	101,667
September 4, 2010	$2.24	150,000	50,000
September 11, 2010	$2.54	175,000	58,333
November 9, 2010	$3.12	680,000	226,669
February 4, 2011	$3.00	2,546,670	826,668
February 18, 2011	$2.95	50,000	16,667
March 18, 2011	$3.57	570,000	-
April 10, 2011	$3.60	2,145,000	-
May 21, 2011	$3.47	510,000	-
April 10, 2013	$3.60	1,603,500	-
May 21, 2013	$3.60	110,000	-
Total		17,801,171	8,519,671
Average option price		$2.80	$2.34

As at June 30, 2008, there were 8,519,671 options exercisable, with a weighted average exercise price of $2.34.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

10.	Share capital (continued)

(b)	Share option plan (continued)

	Weighted		Weighted average
	average		remaining
Range of Exercise Price – Outstanding	exercise		contractual life
Options	price	Number of options	(years)
$ 1.00 - $ 1.24	$1.14	400,000	2.50
$ 1.50 - $ 1.74	$1.62	1,490,000	0.47
$ 2.00 - $ 2.24	$2.09	1,577,168	1.16
$ 2.25 - $ 2.49	$2.45	1,766,500	2.28
$ 2.50 - $ 2.99	$2.69	4,402,333	2.46
$ 3.00 - $ 3.49	$3.09	3,736,670	2.60
$ 3.50 - $ 3.99	$3.60	4,428,500	3.55
Total	$2.80	17,801,171	2.46

	Weighted
Range of Exercise Price – Exercisable	average	Number of
options	exercise price	options
$ 1.00 - $ 1.24	$1.14	400,000
$ 1.50 - $ 1.74	$1.62	1,490,000
$ 2.00 - $ 2.24	$2.08	1,157,168
$ 2.25 - $ 2.49	$2.45	1,736,500
$ 2.50 - $ 2.99	$2.76	3,451,001
$ 3.00 - $ 3.49	$3.00	285,002
Total	$2.34	8,519,671

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three and six months ended June 30, 2008 and 2007, which have been included under office and administration in the consolidated statements of operations, is as follows:

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007

Exploration	$97,691	$101,043	$183,392	$151,662
Pre-development	541,879	101,341	816,966	265,204
Exploration and pre-development schedules	639,570	202,384	1,000,358	416,866
Office and administration	4,138,355	1,671,852	5,157,574	2,211,138
Total compensation cost recognized, credited to
contributed surplus	$4,777,925	$1,874,236	$6,157,932	$2,628,004

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

10.	Share capital (continued)

(b)	Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007
Risk free interest rate	3%	4%	3%	4%
Expected life	3.8 years	3.7 years	3.5 years	3.7 years
Expected volatility	58%	56%	58%	56%
Expected dividends	Nil	Nil	Nil	Nil

(c)	Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December 31,				June
Expiry dates	price	2007	Issued	Exercised	Expired	30, 2008
July 18, 2008	US$1.80	998,890	-	(998,890)	-	-
April 20, 2009	$3.50	28,750,000	-	-	-	28,750,000
September 30, 2010	ZAR20.78	1,684,312	-	-	-	1,684,312
		31,433,202	-	(998,890)	-	30,434,312

(d)	Share issuance, February 2008- CW Properties LLC

On February 4, 2008, the Company issued 10,000 shares to CW Properties LLC in terms of the earn-in agreement on the Ganes Creek property. The shares have been valued at their quoted price of $2.97 per share on the date of issuance and were recorded as mineral properties.

(e)	Share issuance, April 2008- Acquisition Rusaf Gold Limited

On April 1, 2008, the Company issued 6,613,636 shares to the former shareholders of Rusaf Gold Limited. The shares have been valued at their quoted price of $3.46 per share on the date of issuance less share issue costs of $95,379 and were recorded as mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11.	Related party balances and transactions

Related party balances and transactions include balances and transactions with companies which have directors in common with the Company. These transactions were entered into on an arms- length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof.

12.	Income taxes

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances as well as $6.1 million which reflects temporary differences related to the accounting and tax values of Rusaf’s identifiable assets and liabilities.

As at June 30, 2008, the future income tax liability decreased marginally since December 31, 2007 due to the decrease in value of the South African Rand compared to the Canadian dollar and movement in recognized timing differences. The decrease was offset by the $6.1 million liability recognized from Rusaf.

13.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	June 30	December 31
	2008	2007
Canada
Assets other than mineral property interests	$15,691,361	$56,796,521
Mineral property interests	1	1
Tanzania
Assets other than mineral property interests	4,322,031	-
Mineral property interests	31,795,615	-
United States
Assets other than mineral property interests	17,155,060	5,890,010
Mineral property interests	95,226,423	95,156,279
Southern Africa
Assets other than mineral property interests	29,555,521	48,212,597
Mineral property interests	123,360,465	123,257,650
Total assets	$317,106,477	$329,313,058

All revenue recognized by the Company during the quarter ended June 30, 2008 was generated from the Hollister operation in the United States.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Subsequent events

Subsequent to June 30, 2008,

(a) Puma Gold (Pty) Ltd - acquisition

The Southgold Exploration (Pty) Ltd (“Southgold”) purchase agreement entered into on November 5 2002 included an option to the Company to acquire the entire shareholding of Puma Gold (Pty) Ltd (“Puma”) based on the proven, probable and/or indicated cumulative reserves of gold included in the Burnstone property and determined in the feasibility study. The completed Burnstone feasibility study indicated approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories using a 400 cmg/t cut-off.

After negotiations with the Puma shareholders it was decided to enter into a conventional share acquisition agreement and that the Company (through Southgold) will acquire Puma for US$ 6 million payable in Great Basin Gold Ltd common shares.

Following the closing of the transaction on August 2 2008 the Company will issue 1,862,354 Great Basin Gold Ltd common shares as consideration for the purchase price.